Exhibit 1.A. (11)

MEMORANDUM DESCRIBING the INSURANCE COMPANY’S ISSUANCE,

TRANSFER AND REDEMPTION PROCEDURES

PRIME PLAN I, PRIME PLAN II, PRIME PLAN III, PRIME PLAN IV, PRIME PLAN VI, PRIME PLAN 7, DIRECTED LIFE & DIRECTED LIFE II

(PART II EXHIBIT)

DESCRIPTION OF

TRANSAMERICA LIFE INSURANCE COMPANY’S

(formerly, Merrill Lynch Life Insurance Company

ISSUANCE, TRANSFER AND REDEMPTION PROCEDURES

FOR POLICIES PURSUANT TO

Rule 6e-3(T) (b) (12) (iii)

This document sets forth the administrative procedures that will be followed by Merrill Lynch Life Insurance Company (“Merrill Lynch Life”) in connection with the issuance of its Single Premium Variable Life Insurance Policies (“Policies”) issued through Merrill Lynch Life Variable Life Separate Account II (“Separate Account”), the transfer of assets held under the Policies, and the redemption by owners of their interests in said Policies.

1. PROCEDURES RELATING TO ISSUANCE AND PURCHASE OF THE POLICIES

2.

A.	TERM COST STRUCTURE, PREMIUMS AND UNDERWRITING STANDARDS

The term cost charges for Merrill Lynch Life’s Policy will not be the same for all policy owners. Insurance is based on the principle of pooling and distribution of mortality risks which assumes that each owner is charged a cost of insurance commensurate with the insured’s mortality risk as actuarially determined, reflecting factors such as age, sex, health, and occupation. A uniform term cost for all insureds would discriminate unfairly in favor of those insureds representing greater risks. Although there will be no uniform term costs for all insureds, for a given face amount and guarantee period there will be a uniform term cost schedule for all insureds of the same issue age, sex and underwriting classification. Similarly, the face amount that a policy owner can purchase with a single premium will also vary to reflect factors similar to those that affect term cost charges.

The Policy provides for guaranteed life insurance coverage which will remain in force for life, or for a shorter time, if elected. The Policy will not be canceled during the guarantee period unless the policy debt exceeds certain policy values. After the guarantee period, the Policy will remain in force as long as there is not excessive policy debt and the Policy’s cash surrender value is sufficient to cover the charges due.

The owner may select the face amount for a given premium within the following limits: 1) the minimum face amount is the amount which will give a guarantee period for the whole of life; 2) the maximum face amount is the amount which will give the minimum guarantee period we will require. For a given single premium and face amount the guarantee period is based on the guaranteed maximum mortality rates in the Policy, the deferred policy loading and a 4% interest assumption.

The Policy will be offered and sold pursuant to an established mortality structure and underwriting standards in accordance with state insurance laws. Where state insurance laws prohibit the use of actuarial tables that distinguish between men and women in determining premiums and policy benefits for their insured residents, Merrill Lynch Life will comply. The prospectus specifies face amounts for a given premium for illustrative ages. In addition, the premium to be paid by an owner will be specified in the Policy.

B.	APPLICATION AND PREMIUM PROCESSING

When a completed application is received, Merrill Lynch Life will follow certain insurance underwriting (I.E., evaluation of risks) procedures designed to determine whether the proposed insured is insurable. This process may require that further information be provided by the proposed insured before a determination can be made. Merrill Lynch Life uses two methods of underwriting, simplified underwriting and paramedical or medical underwriting. Insureds in a standard medical classification will have their maximum mortality rates based on the 1980 CSO mortality table. For insureds underwritten on a simplified basis, Merrill Lynch Life will use the 1980 CET mortality table to calculate mortality cost. For insureds in a substandard underwriting class, Merrill Lynch Life will use a multiple of those tables. During the underwriting process, Merrill Lynch Life may, however, provide temporary life insurance coverage, the death benefit of which shall not exceed $100,000, until coverage begins under the Policy, provided the premium has been paid.

The date on which a Policy is issued is referred to as the issue date. The issue date represents the commencement of the suicide and contestable periods for purposes of the Policies. The single premium will be credited to the Separate Account and the investment base will begin to vary with investment experience on the business day next following receipt of the single premium at the Policies’ Service Center (the “Service Center”), which is generally the policy date.

The Policy date is the date used to determine policy processing dates, policy years and anniversaries. Policy processing dates are the policy date and the first day of each policy quarter thereafter. Policy processing dates after the policy date are the days when Merrill Lynch Life deducts certain charges from a Policy’s investment base. As provided for under state insurance law, the policy owner, to preserve insurance age, may backdate the policy. In no case may the policy date be more than six months prior to the issue date.

Currently during the “free look” period the initial premium will be invested in the investment division investing in the Money Reserve Portfolio. At the end of the “free look” period, the investment base will be allocated among the investment divisions in accordance with the owner’s instructions. Merrill

Lynch Life may from time to time change the division(s) where the investment base may be allocated during the “free look” period.

If an age or sex given in the application is wrong, the face amount or any other Policy benefit may also be wrong. Merrill Lynch Life will pay the benefit that any premium would have bought at the correct age or sex.

C.	ADDITIONAL PAYMENTS

An owner may make additional payments subject to Merrill Lynch Life’s rules. Merrill Lynch Life may in certain circumstances require additional evidence of insurability before accepting an additional payment. Where an additional payment would not require evidence of insurability, the additional payment will be allocated among the investment divisions in accordance with the owner’s instructions, or if no instructions have been received in proportion to the investment base in each division on that date. The payment will be credited to the Policy on the date of receipt at the Service Center. On that date, Merrill Lynch Life will increase the investment base by the amount of the payment and increase the deferred policy loading.

When an additional payment requires evidence of insurability, the additional payment will be invested in the investment division investing in the Money Reserve Portfolio on the next business day following receipt of the payment at the Service Company. On the day Merrill Lynch Life completes its underwriting and accepts the additional payment, the investment base applicable to the additional payment in the division investing in the Money Reserve Portfolio will be allocated among the investment divisions in accordance with the owner’s instructions or if no instructions have been received in proportion to the investment base in each division on that date. Once underwriting is completed and the payment is accepted, the payment will be reflected in the investment base and deferred policy loading as of the next business day following receipt of the payment at the Service Center. As of the policy processing date on or next following the date Merrill Lynch Life receives and accepts any additional payment, Merrill Lynch Life will reflect the payment in the variable insurance amount and increase the Policy’s guaranteed benefits by increasing either the Policy’s guarantee period or face amount or both. If the guarantee period prior to receipt and acceptance of an additional payment is less than for life, payments will first be used to extend the guarantee period. Any amount in excess of that required to extend the guarantee period to the whole of life or any subsequent additional payments will be used to increase the Policy’s face amount.

If the insured dies after an additional payment is made and before the next policy processing date, Merrill Lynch Life will pay the beneficiary the larger of (a) the death benefit calculated as of the policy processing period plus the additional payment and (b) the cash surrender value as of the date it receives and accepts the additional payment (including the payment) multiplied by the net single premium factor for such date. The amount paid will be reduced by any policy debt and overdue charges if the Policy is in the grace period and will be increased by any amounts due from riders.

D.	GRACE PERIOD

If the guarantee period is less than for life, a Policy may be canceled by Merrill Lynch Life after the end of the guarantee period if the net cash surrender value on a policy processing date cannot support the charges due. The Policy, however, provides for a 61-day grace period. The grace period will end 61 days after Merrill Lynch Life mails a notice to the owner stating that it may terminate the Policy because of insufficient cash surrender value.

The Policy will lapse at the end of the grace period unless Merrill Lynch Life receives payment of the grace amount during that time. The grace amount will be shown on the notice. During the grace period, the death benefit proceeds will equal the death benefit in effect immediately prior to the grace period, reduced by any overdue charges.

E.	REINSTATEMENT

A Policy that is canceled by Merrill Lynch Life may be reinstated while the insured is still living. The Policy will be reinstated if, within three years after the end of the grace period, Merrill Lynch Life receives from the Policy’s owner, (a) an application to reinstate the Policy; (b) satisfactory evidence of insurability; and (c) a premium payment which is sufficient to give the Policy a guarantee period after reinstatement of at least five years from the effective date of the reinstatement.

The face amount will be the same as that in effect at the time the Policy was canceled. The reinstatement will be effective on the policy processing date on or next following the date Merrill Lynch Life approved the reinstatement application.

F.	REPAYMENT OF LOAN

A loan or any part of a loan under Merrill Lynch Life’s Policies may be repaid while the insured is living and the Policy is in force. Upon repayment of a policy loan, a transfer will be made from Merrill Lynch Life’s general account to the Separate Account in an amount equal to the amount repaid. The owner may designate the investment divisions to which the repayment will be made, otherwise the repayment will be allocated in proportion to the investment base in each division as of the date of the repayment.

II. TRANSFERS AMONG INVESTMENT DIVISIONS

The Separate Account currently has 37 investment divisions, 20 of which invest in a corresponding series of the Merrill Lynch Fund of Stripped (“Zero”) U.S. Treasury Securities (the “Trust”), ten of which invest in shares of a corresponding fund of the Merrill Lynch Series Fund, Inc. (“Series Fund”) and seven of which invest in shares of a corresponding fund of the Merrill Lynch Variable Series Funds, Inc. (“Variable Series Funds”). The Trust is registered under the Investment Company Act of 1940 as a unit investment trust. The Series Fund and the Variable Series Funds are each registered under the Investment

Company Act of 1940 as an open-end, investment company. The owner may transfer among the investment divisions up to five times a year. Allocations can be made to as many as five divisions at any time.

III. REDEMPTION PROCEDURES: SURRENDER AND RELATED TRANSACTIONS

A.	SURRENDER FOR NET CASH SURRENDER VALUE

An owner of a Policy may surrender the Policy for its net cash surrender value at any time while the insured is living. The surrender is effective on the date the policy holder transmits the request and the Policy to Merrill Lynch Life. Merrill Lynch Life will pay the net cash surrender value based on the next computed value after the request and Policy are received at the Service Center. The net cash surrender value will usually be paid within seven days after receipt of the Policy and a signed request for surrender at the Service Center.

The net cash surrender value on the policy date equals the total investment base less the deferred policy loading.

The net cash surrender value on each subsequent policy processing date equals the total investment base, less the balance of any deferred policy loading. On a policy processing date other than a policy anniversary Merrill Lynch Life also subtracts any pro rata net loan cost if there is any policy debt.

On any date during a policy processing period the net cash surrender value equals the total investment base less any pro rata net loan cost if there is any policy debt, less the balance of any deferred policy loading, less the pro rata mortality cost since the last policy processing date.

Merrill Lynch Life will make the payment of the net cash surrender value out of its general account and, at the same time, transfer assets from the Separate Account to its general account in an amount equal to the investment base (applicable to the Policy) held in the Separate Account.

In lieu of receiving the net cash surrender value in a single sum upon surrender of a Policy, the owner may elect to apply the net cash surrender value to one or more of the Income Plans described in the Policy. The Income Plans are subject to the restrictions and limitations set forth in the Policy.

B.	DEATH CLAIMS

Merrill Lynch Life will pay a death benefit to the beneficiary within seven days after receipt at the Service Center of the Policy, due proof of death of the insured, and all other requirements necessary to make payment.

Death benefit proceeds equal the sum of the death benefit which is the larger of the current face amount and the variable insurance amount, less any policy debt and less any overdue charges if the Policy is in a grace period. On each policy processing date, Merrill Lynch Life will determine the variable insurance amount to take into account the investment experience of the designated investment divisions since the previous policy processing date. The variable insurance amount is determined by multiplying the cash surrender value by the net single premium factor. The variable insurance amount determined on the policy processing date will remain the same until the next policy processing date. The death benefit will never be less than the amount required to keep the Policy qualified as life insurance under Federal income tax laws. The proceeds payable to the beneficiary will also be adjusted to reflect any amounts due from riders. The amount payable also reflects interest from the date of the death to the date of payment.

Merrill Lynch Life will pay the death benefit out of its general account and, at the same time, will transfer the investment base (applicable to the Policy) out of the Separate Account to the general account. In lieu of payment of the death benefit in a single sum, one or more Income Plans may be elected as described in the Policy.

C.	POLICY LOAN

The owner may borrow an amount equal to the difference between the loan value and the policy debt. The loan value of the policy equals 75% of a Policy’s cash surrender value during policy years 1 through 3 and 90% thereafter. The cash surrender value for this purpose will be the cash surrender value computed on the date a proper request for a loan is received by Merrill Lynch Life. Payment of the loan from Merrill Lynch Life’s general account will be made to the policy owner within seven days of receipt of the request. Interest accrues daily at an effective annual rate of 4.75% compounded annually. The smallest loan will generally be for $1,000. With a proper written request to Merrill Lynch Life, an owner may designate the divisions from which the loan amounts will be transferred.

When a loan is taken out, a portion of the investment base equal to the loan is transferred from the Separate Account to Merrill Lynch Life’s general account. Unless designated otherwise by the owner, loans will be allocated among the investment divisions of the Separate Account based upon the investment base in each investment division as of the date the loans are made. The amount maintained in the general account will not be credited with the return earned by the Separate Account during the period the loan is outstanding. Instead, interest will be credited daily for the first ten policy years at an effective annual rate of 4%, and at an effective annual rate of 4.15% thereafter. Therefore, taking a loan will have a permanent effect on a Policy’s cash surrender value and may have a permanent effect on the death benefit whether or not repaid in whole or in part.

The amount of any outstanding loan plus loan interest is subtracted from the death benefit proceeds or the cash surrender value when calculating net cash surrender value.

Whenever the then outstanding loans plus accrued loan interest exceeds the larger of the cash surrender value and the tabular value, the Policy terminates 61 days after notice has been mailed by

Merrill Lynch Life to the owner and any assignee of record at their last known addresses, unless a repayment of the amount in excess of the cash surrender value is made within that period.

D.	EXCHANGING THE POLICY

An owner may exchange the Policy for a fixed policy issued by Merrill Lynch Life with benefits that do not vary with the investment results of a separate account provided Merrill Lynch Life receives the owner’s request to exchange and the original Policy within 18 months of the issue date of the Policy. The new policy will have the same owner and beneficiary as the original Policy on the date of exchange. It will also have the same issue age, issue date, face amount, benefit riders, cash surrender value and underwriting class as the original Policy.